Faegre Drinker Biddle & Reath LLP

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February 19, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ken Ellington and Vince Distefano

Re:	FlowStone Opportunity Fund (the “Fund” or the “Registrant”) (File Nos. 333-
225212; 811-23352); Response to Examiner Comments on POS 8C

Dear Messrs. Ellington and Distefano:

This letter responds to the staff’s comments that you provided via telephone on December 16, 2019 and January 22, 2020, in connection with your review of Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 5 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Fund’s registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.              Please populate all missing information and remove all brackets from the cover pages of the Prospectus and the Statement of Additional Information.

The Registrant confirms that all missing information will be populated and all brackets will be removed in a subsequent amendment.

2.              In footnote 7 to the fee table, please disclose the expected termination date of the expense limitation agreement. We note that the current disclosure states that the agreement will have a term ending one-year from the date the fund commences operations but does not include the exact termination date.

The Registrant has amended the language in footnote 7 to the fee table as follows (new language in bold):

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses and the Incentive Fee) do not exceed 1.95% on an annualized basis (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement also provides that, after the commencement of operations (August 30, 2019) until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment.  The Expense Limitation Agreement will ~~have a term ending one-year from the date the Fund commences operations~~ continue until at least August 29, 2020, and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees.  The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

3.              Under the Fund Expenses section, please clarify that the contractual fee waiver will be in effect for one year from the commencement of operations.

The Registrant confirms that the waiver on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment will be in effect for one year from the commencement of operations.  The Registrant will add the following to the section: “The waiver on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment will be in effect for one year from August 30, 2019.”

4.              Please confirm whether the Adviser may terminate the Expense Limitation and Reimbursement Agreement.  If so, please provide the terms of the Adviser’s termination.

The Registrant confirms that the Expense Limitation and Reimbursement Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Fund. The Registrant will disclose this fact in the Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg